Exhibit 99.1

Nir Ben Moshe, Former Director of Security of the Israeli Defense Establishment Joining Maris-Tech

Ben Moshe will join the advisory board of Maris-Tech as a specialist advisor for business development and global marketing

REHOVOT, Israel, Feb. 22, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, announced today the appointment of Nir Ben Moshe, former senior director in the Israeli Ministry of Defense to the advisory board as a specialist advisor for business development and global marketing.

Mr. Nir Ben Moshe is a senior executive with experience managing large-scale, highly sensitive national security operations (hundreds of staff; significant budgets) around the world. In his last position, Ben Moshe served as a director in the Directorate of Security for the Defense Establishment (DSDE) in Israel. In that position Ben Moshe was responsible for the security of the Ministry of Defense, Israeli defense industries, defense R&D organizations and defense manufacturers, and managing a yearly budget of hundreds of millions of Dollars.

As a specialist advisor, Mr. Ben Moshe will help Maris-Tech expand its market reach globally and assist in growth.

Israel Bar, Chief Executive Officer of Maris-Tech, stated “I am excited to welcome Nir Ben Moshe on our team. Nir is a leader who has a broad perspective on our business line and can contribute creative solutions and points of view. After 28 years in senior positions, we believe Nir joining Maris- Tech will bring his strong ability and connections to communicate with high-ranking government officials worldwide and that his great experience will lead Maris-Tech to growth in the future”.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the benefits that we expect Nir Ben Moshe joining the advisory board will bring to Maris-Tech, including our belief that Nir will bring his strong ability and connections to communicate with high-ranking government officials worldwide and contribute to our future growth. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com